Exhibit 1.01
Conflict Minerals Report

NIKE, Inc. (including NIKE, Inc. and its subsidiaries, collectively, "we," "us," "our," "NIKE" or the "Company") has prepared this Conflict Minerals Report under Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD thereunder (collectively, the "Conflict Minerals Rule") for the reporting period of January 1, 2025 to December 31, 2025 (the "reporting period").

Executive Summary

Tin, tantalum, tungsten, and gold (collectively, "Conflict Minerals" or “3TG”) are unnecessary to the functionality or production of most of NIKE’s products. Those products are therefore not in-scope for the Conflict Minerals Rule and are not discussed in this report. We are filing this report because, after our Reasonable Country of Origin Inquiry required by the Conflict Minerals Rule, we had reason to believe that a portion of the 3TG necessary to the functionality or production of some of the athletic footwear, apparel, and equipment products we contracted to manufacture may have originated in the Democratic Republic of the Congo or its adjoining countries (collectively, the "Covered Countries") and may not have come from recycled or scrap sources. Our in-scope products taken as a whole included tin and gold, although each in-scope product did not contain both of these minerals. Our in-scope products did not include tantalum or tungsten.

We do not purchase 3TG directly from mines, smelters, or refiners. In addition, NIKE does not have manufacturing operations producing products that are in-scope under the Conflict Minerals Rule. Our in-scope products are contracted to be manufactured for us (the suppliers of our in-scope products are referred to as "Covered Suppliers"). Our supply chain with respect to these products is complex. There are many third parties in the supply chain between the ultimate manufacturer of the in-scope products containing Covered 3TG (defined below) and the original source of the Covered 3TG. As a result, we require the assistance of our Covered Suppliers and other tiers of our supply chain to provide information regarding the origin of the Covered 3TG in our in-scope products.

We do not support embargos of 3TG from the Covered Countries and encourage our Covered Suppliers to continue to source from responsible sources in those countries.

Reasonable Country of Origin Inquiry ("RCOI")

We conducted, in good faith, an RCOI with respect to the athletic footwear, apparel and equipment products we contracted to manufacture that contain or may contain 3TG that are necessary to the functionality or production of the in-scope products (we refer to these 3TG as the "Covered 3TG"). Our inquiry was reasonably designed to determine whether the Covered 3TG originated in the Covered Countries or came from recycled or scrap sources. For our RCOI, to the extent applicable, we utilized the same processes and procedures as for our due diligence, in particular the systems, processes, and procedures contemplated by Steps 1 and 2 of the Organisation for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition, 2016) (the "OECD Due Diligence Guidance"). These processes and procedures are described below.

Consistent with the OECD Due Diligence Guidance framework, we have endeavored to determine the mine or location of origin of the Covered 3TG by requesting the Covered Suppliers provide us with a completed Conflict Minerals Reporting Template (“CMRT”) and through the other measures described in this Conflict Minerals Report. For 2025, the Covered Suppliers identified to us 99 smelters and refiners that may have processed the Covered 3TG. We concluded that 55 of these smelters and refiners sourced entirely from outside of the Covered Countries, including from recycled or scrap sources. Our conclusion as to the country of origin of the Covered 3TG is based on information provided by the Responsible Minerals Initiative (the “RMI”) to its members. Of the Conformant (as defined by the RMI) smelters and refiners identified to us by the Covered Suppliers, 92 sourced solely from outside of the Covered Countries, including from recycled or scrap sources, or the RMI does not provide country of origin information for those smelters or refiners. Of the Conformant smelters and refiners identified to us by the Covered Suppliers, 5 sourced from the Covered Countries, as well as in some cases other non-Covered Country sources.

Based on the results of our RCOI, we exercised due diligence for 2025. These due diligence efforts are discussed below.

Due Diligence Design

We designed our due diligence framework to conform, in all material respects, with the OECD Due Diligence Guidance.

Selected Elements of Design Framework

1.Establish strong company management systems

A.Adopt and communicate a company policy for the supply chain of minerals originating from conflict-affected and high-risk areas

We have a 3TG policy, as follows:

“Under Rule 13p-1 of the Securities Exchange Act issued by the U.S. Securities and Exchange Commission (“SEC”), conflict minerals are defined as tin, tungsten, tantalum, and gold (“3TG”). SEC Registrants are required to (1) determine if conflict minerals are necessary to the functionality or production of products the Registrant manufactured or contracted to be manufactured, (2) undertake reasonable efforts to determine if the conflict minerals originated in the Democratic Republic of the Congo or adjoining countries (“Covered Countries”), and finally, (3) report on the results of those procedures.

“The policy of NIKE, Inc. (“NIKE”) is to comply with all disclosure and reporting requirements under Rule 13p-1 of the Securities Exchange Act. NIKE conducts an annual survey of its supply chain and expects suppliers to participate fully in the activities related to NIKE’s conflict minerals program. NIKE supports the responsible sourcing of 3TG from the Covered Countries using Responsible Minerals Initiative conformant smelters and refiners. In addition, NIKE encourages smelters and refiners to participate in conflict-free sourcing certification programs. Our 3TG policy is distributed to appropriate employees and Covered Suppliers.”

Our 3TG policy is published at https://about.nike.com/en/impact-resources/sustainability-policies. Our website is not incorporated by reference and should not be considered part of this Conflict Minerals Report or our Form SD.

B.Structure internal management to support supply chain due diligence

We have an internal management team (the "Core Working Group") supporting our conflict minerals program and supply chain due diligence. The Core Working Group consists of representatives from our Market Compliance Operations, Product Supply Chain, Responsible Supply Chain, Product Safety and Regulatory Compliance, Controlling, Global Audit and Risk Management, Operations, Communications, and Legal business units. The Core Working Group meets as needed to implement systems and procedures reasonably designed to enable our compliance and provide status updates to and receives guidance from an Executive Steering Committee composed of senior executives from our Product Supply Chain, Responsible Supply Chain, Global Audit and Risk Management, and Legal business units. Our Executive Steering Committee provides executive leadership for our 3TG compliance program. In addition, we use specialized outside counsel to advise in connection with selected aspects of our Conflict Minerals Rule compliance.

C.Establish a system of controls and transparency over the mineral supply chain

We conduct an annual survey of our supply chain through a third-party service provider as part of our RCOI and due diligence. Our third-party service provider provides data validation and preliminary risk assessment based on RCOI responses. We utilize the CMRT for our data collection. We maintain internal records relating to our 3TG compliance program for 5 years. These records are generally maintained by us or the third-party service provider in an electronic format.

NIKE publicly reports on the findings annually. The public reports can be found on the NIKE Investor Relations website and the NIKE Sustainability Policies website.

D.Strengthen company engagement with suppliers

Our 3TG policy is distributed annually to appropriate NIKE employees and Covered Suppliers. Covered Suppliers are provided with access to resources of our third-party service provider to obtain information and guidance regarding our RCOI and due diligence efforts, including online training and contact information for specific questions as they complete the CMRT for the Covered 3TG. NIKE also provides website links to additional training and resources provided by the RMI to help further responsible 3TG sourcing by Covered Suppliers. These are published at https://about.nike.com/en/impact-resources/sustainability-policies.

E.Establish a company-level, or industry-wide, grievance mechanism as an early-warning risk-awareness system

We are a member of the RMI. Interested parties who wish to voice grievances regarding the circumstances of mineral extraction, trade, handling and export in the Covered Countries may do so at https://www.responsiblemineralsinitiative.org/minerals-due-diligence-container/risk-management/rmi-grievance-mechanism/. Grievances may also be submitted by telephone or on the Internet through NIKE’s Speak Up Portal available at https://secure.ethicspoint.com/domain/media/en/gui/56821/report.html.

2.Identify and assess risks in the supply chain

A.Identify risks in the supply chain

We are a member of the Retail Industry Leaders Association's ("RILA") Responsible Sourcing Committee. Participation in the RMI and RILA, as well as consultation with our counsel and third-party service provider, helps us identify and assess risk in our supply chain and better understand industry-wide initiatives with respect to responsible sourcing of 3TG.

In regard to our specific supply chain, the Core Working Group determines potentially in-scope suppliers by determining which factory groups had contracts to manufacture NIKE products containing metal components during the reporting year. For 2025, we determined that certain of our athletic footwear, apparel, and equipment products were in-scope for purposes of our compliance. However, the majority of our products in each of these categories were not in-scope.

To help us identify the origin of the Covered 3TG in our supply chain, we send the CMRT, together with instructions on how to complete it, to the Covered Suppliers. We use a third-party service provider to assist with our outreach to the Covered Suppliers.

B.Assess risks in the supply chain

We review the CMRTs provided by the Covered Suppliers against our internally developed review criteria. That review includes ensuring that all mandatory fields of the CMRT are completed and looking for warning signs indicating inaccuracies in the CMRT or indications that Covered 3TG may have originated in a Covered Country. When such a "red flag" is identified, we follow up with the Covered Supplier to confirm or gather more information about its response.

We compare the smelters and refiners provided by Covered Suppliers against the RMI's list of Conformant smelters and refiners (the "Conformant Smelter List"), and related country of origin information provided by the RMI to its members, to assess whether Covered Suppliers are using the 3TG from Conformant sources and to determine the origin of those 3TG minerals and metals.

3.Design and implement a strategy to respond to identified risks

A.Report findings of the supply chain risk assessment to designated senior management of the Company

The Core Working Group provides status updates and reports annual findings to the Executive Steering Committee.

B.Devise and adopt a risk management plan

To mitigate the risk that the Covered Suppliers source Covered 3TG from sources in the Covered Countries that may directly or indirectly finance or benefit armed groups in those countries, our risk management plan includes the elements of our compliance program discussed in Sections 1 and 2 above. Our risk mitigation is focused on our direct suppliers because that is where we have the most leverage.

C.Implement the risk management plan, monitor and track performance of risk mitigation efforts and report to senior management

Under our risk mitigation plan, we take such risk mitigation efforts as we deem to be appropriate based on the findings of our supply chain risk assessment and the particular facts and circumstances. Non-responses from Covered Suppliers and identified risks are escalated and handled by the appropriate Core Working Group members and product leadership.

D.Undertake additional fact and risk assessments for risks requiring mitigation, or after a change of circumstances

When risks are identified that require mitigation or a change in circumstances arises, NIKE reviews and undertakes additional fact and risk assessments and takes such actions as it deems appropriate under the circumstances.

4.Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain

We are a member of the RMI and, as such, financially support the RMI's efforts and rely on it to coordinate independent third-party audits of smelter and refiner due diligence practices on behalf of NIKE and other member companies. We utilize the independent audits conducted and otherwise recognized by the RMI in connection with our due diligence.

5.Report on supply chain due diligence

We file a Form SD and a Conflict Minerals Report with the SEC and place those disclosures on both the NIKE Investor Relations website and NIKE Sustainability Policies page of our website.

Due Diligence Performed

In furtherance of our Covered 3TG due diligence, we performed the measures discussed below for 2025. These are not all of the measures that we took in furtherance of our Covered 3TG compliance program and pursuant to the Conflict Minerals Rule and the OECD Due Diligence Guidance. For a discussion of the design of our due diligence measures and other elements of our compliance program, see “Due Diligence Design.”

•We sent the CMRT, together with access to training materials on how to complete it, to the Covered Suppliers. The training materials were intended to help ensure the quality and completeness of the CMRTs received from the Covered Suppliers. We received completed CMRTs from 100 percent of the Covered Suppliers.

•We reviewed the completed CMRTs provided by the Covered Suppliers in accordance with our written criteria. When a "red flag" under our written criteria was identified, we followed up with the Covered Supplier to confirm or gather more information about its response.

•We compared the smelters and refiners identified by the Covered Suppliers against the Conformant Smelter List and related country of origin information made available by the RMI to its members to determine which smelters and refiners identified in the CMRTs were listed as Conformant and the origin of the 3TG that they processed.

•The Core Working Group provided status updates to and received guidance from the Executive Steering Committee.

•To further mitigate the risk of our Covered 3TG directly or indirectly financing or benefiting armed groups in the Covered Countries, we sent a letter to the smelters and refiners identified by the Covered Suppliers that were listed as Conformant by the RMI, thanking them for their participation in a conflict-free smelter certification program and encouraging them to continue such participation.

A summary table of the facilities that may have been used to process the Covered 3TG, and the country of origin of the Covered 3TG if known, is contained on the attached Exhibit A to this Conflict Minerals Report. The country of origin information was derived from information made available by the RMI to its members.

Future Risk Mitigation Efforts

We intend to continue to engage with our Covered Suppliers to obtain current, accurate, and complete information about our Covered 3TG supply chain, using the CMRT. We also intend to continue to participate with the RMI and RILA to address responsible minerals sourcing through multi-stakeholder action. On a periodic basis, we plan to assess the effectiveness of our risk mitigation plan. In addition, we intend to continue to contact non-Conformant smelters and refiners identified by our Covered Suppliers to ask them to participate in a conflict-free smelter or refiner certification program, if any are identified.

EXHIBIT A

The Covered Suppliers use Covered 3TG from many smelters and refiners and generally do not trace the Covered 3TG purchased from particular smelters and refiners to a particular product. Therefore, the CMRTs we received during our RCOI were typically responses at a “company” level, rather than at a product-specific level. For this reason, we cannot say with certainty that the smelters and refiners identified on the CMRTs provided by the Covered Suppliers processed the Covered 3TG contained in our products. In addition, following our due diligence process, we do not have sufficient information to determine the country of origin of at least a portion of the Covered 3TG.

Capitalized terms used and not otherwise defined in this Exhibit have the meanings set forth in the Conflict Minerals Report of which this Exhibit is a part. This Exhibit should be read together with the Conflict Minerals Report, since the Conflict Minerals Report contains information that may be relevant to an understanding of the information on this Exhibit.

In the tables, a smelter or refiner is treated as “known” if it was included in a CMRT provided by a Covered Supplier and the smelter or refiner is listed on the Smelter Look-up tab of the CMRT.

Table 1: Facilities That May Have Processed Covered 3TG

The smelter and refiner information in Column 1 below was provided by the Covered Suppliers in connection with our RCOI or due diligence process, as applicable. Column 2 indicates the known smelters and refiners that are listed as Conformant by the RMI.

Metal	Column 1	Column 2
	Known Smelters and Refiners	Known and Conformant Smelters and Refiners (1)
	Total	Total	% of Known Smelters and Refiners
Gold	55	55	100%
Tantalum	0	0	0%
Tin	44	42	95%
Tungsten	0	0	0%
TOTAL	99	97	98%

(1) "Conformant" means that a facility was listed by the RMI as having successfully completed an assessment against the applicable RMI standard (including the Responsible Minerals Assurance Process (“RMAP”) standard). Facilities that have a “re-audit in progress” are still considered to be RMAP-Conformant. RMI assessments are backward-looking. Included smelters and refiners were not necessarily Conformant for all or part of 2025 and may not continue to be Conformant for any future period. Smelter or refiner status reflected in the table is based solely on information made available by the RMI, without independent verification by us.

Of the Conformant smelters and refiners identified to us by the Covered Suppliers, 92 sourced solely from outside of the Covered Countries, including from recycled or scrap sources, or the RMI does not provide country of origin information for those smelters or refiners. The table below provides information on the identified Conformant smelters and refiners that are known to source in whole or in part from the Covered Countries. The foregoing determinations are from information made available by the RMI to its members. We do not have country of origin information for smelters and refiners that are not listed as Conformant. In addition, as noted above, the RMI does not make available to its members country of origin information for some of the Conformant smelters and refiners.

Table 2: Country of Origin of 3TG

Metal	Sources From a Covered Country
	Total Smelters and Refiners Sourcing from the Covered Countries	% of Known Smelters and Refiners
Gold	0	0%
Tantalum	0	0%
Tin	5	12%
Tungsten	0	0%
TOTAL	5*	5%

*The 5 identified smelters are Conformant. In some cases, these smelters and refiners also sourced from non-Covered Country sources.